Exhibit 99.1

Immutep Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Immutep Limited
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2020
Previous corresponding period:	Year ended 30 June 2019

2.	Results for announcement to the market

		FY 2019		FY 2020
Revenue from ordinary activities	Up	139,782	to	7,486,444
Other income	Up	7,349,622	to	9,013,524
Loss from ordinary activities after tax attributable to the owners of Immutep Limited	Down	(18,343,984)	to	(13,468,232)
Loss for the period attributable to the owners of Immutep Limited	Down	(18,343,984)	to	(13,468,232)

Dividends

There were no dividends paid or declared during the current financial period.

Comments

The loss of the consolidated entity after providing for income tax amounted to $13,468,232 (30 June 2019: $18,343,984).

Explanation of the above information:

The loss after tax of $13,468,232 for the financial year 30 June 2020 decreased substantially compared to the previous corresponding period loss of $18,343,984. This decrease was mainly attributable to the significant increase of licensing income. Licensing revenue increased significantly from $140K in FY 2019 to $7.49 million in FY 2020, mainly attributed to the GSK milestone payment of GBP 4 million ($7.49 million) received in this fiscal year related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

For other details of the current year results, refer to the Review of Operations and Activities.

3. NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period*
	3.7 Cents	2.2 cents

*	The previous corresponding period’s net tangible asset backing per ordinary security has been adjusted due to the 10 to 1 share consolidation carried out on 5 November 2019.

Immutep Limited

Preliminary final report

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period.

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Audit

This report is based on financial statements which have been audited.

6.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2020 is attached.

7.	Signed

Date: Tuesday, 25th August 2020

Company Secretary

ABN 90 009 237 889

Annual Report

2020

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	9

AUDITOR’S INDEPENDENCE DECLARATION	25

FINANCIAL STATEMENTS	26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	27

CONSOLIDATED BALANCE SHEET	28

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	29

CONSOLIDATED STATEMENT OF CASH FLOWS	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	31

DIRECTORS’ DECLARATION	74

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED	75

SHAREHOLDER INFORMATION	80

CORPORATE DIRECTORY

Directors
	Dr Russell Howard	(Non-Executive Chairman)
	Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Mr Grant Chamberlain	(Non-Executive Director)

Company Secretaries	Ms Deanne Miller
Mr Tom Bloomfield

Registered office &	Level 12
principal place of business	95 Pitt Street
Sydney NSW 2000

Share Registry	Boardroom Pty Ltd
Grosvenor Place
Level 12, 225 George Street
Sydney, NSW 2000

Auditor	PricewaterhouseCoopers
One International Towers Sydney, Watermans Quay
Barangaroo, NSW 2000

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Immutep Limited shares are listed on the:
Australian Securities Exchange (ASX code: IMM), and
NASDAQ Global Market (NASDAQ code: IMMP)

Website address	www.immutep.com

Page | 1

CHAIRMAN’S LETTER

Dear Fellow Shareholder,

It’s my pleasure to present Immutep’s annual report for the financial year 2020.

Immutep is focused on improving the lives of patients with cancer and autoimmune disease by leveraging the body’s immune system. We are leaders in the development of immunotherapeutic products stemming from the LAG-3 immune mechanism, which was discovered by our CMO and CSO Prof Frédéric Triebel.

We have four product candidates that are advancing well, despite the global challenges in protecting our trial patients and our employees precipitated by the COVID19 pandemic. These product candidates are being evaluated in 12 active clinical trials and almost 2,000 patients across the globe. Two of them, IMP731 (from which GSK2831781 is derived) and IMP701 (from which LAG525 is derived), are already licensed out to global pharmaceutical companies GSK and Novartis, respectively. During the year we collected $7.7 million in receipts from customers, mainly due to the GSK milestone payment of £4 million.

Our lead product candidate is eftilagimod alpha (efti or IMP321) which is in clinical development for a range of cancer indications. Our other retained program is IMP761, which is in preparations for GMP manufacturing in autoimmune diseases after successful preclinical results.

Cancer and autoimmune diseases are large and growing markets where new therapies are urgently needed for patients. The global oncology drugs market is expected to reach an estimated US$176.5 billion by 20251 and the global autoimmune treatment market is expected to grow to US$149.4 billion by 20252.

Immutep deepened its knowledge of efti through multiple trial readouts this financial year. Our largest clinical trial of efti, called AIPAC (Phase IIb) combines it with paclitaxel in breast cancer patients. In this study, efti delivered better progression free survival (PFS) compared to the placebo group at the 6-month landmark. While a number of specific patient subgroups showed good results from the combination therapy in AIPAC, we had hoped for stronger overall PFS results. Unfortunately, this impacted the Company’s share price at a time where the global markets were also reacting with volatility to the uncertainty of the emerging COVID19 pandemic.

When efti is combined with pembrolizumab in our TACTI-002 study (Phase II), encouraging results have also been achieved so far in head and neck squamous cell carcinoma and non-small cell lung cancer. These results were presented to the scientific community at ASCO in June 2020. The same combination therapy with pembrolizumab was tested in patients with melanoma in TACTI-mel (Phase I), reporting deep and durable responses which were presented in October last year. The INSIGHT-004 (Phase I) studying the combination of efti with avelumab showed encouraging early efficacy signals in patients. Importantly, efti continues to be in general comparably safe and well tolerated in all these trials.

Each of these trials tests efti when administered to patients in combination with either an approved chemotherapy agent or another immunotherapeutic. This has been a deliberate strategy that focuses on improving patient outcomes by using efti to ‘push the gas’ of the immune system by stimulating cancer-fighting T cells, while also combating cancer with an approved therapy.

This strategy also enables us to demonstrate efti’s potential to pharmaceutical companies that are aligned with our mission to enhance patient outcomes, helping us to form strategic collaborations. Immutep is already partnered with five of the world’s major pharmaceutical companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer. In addition, we continue to collaborate with CYTLIMIC (NEC’s drug discovery business) and our Chinese licensee for efti, EOC Pharma.

[1]	https://www.prnewswire.com/news-releases/oncologycancer-drugs-market-to-reach-176-50-bn-globally-by-2025-at-7-6-cagr-allied-market- research-300937810.html
[2]

https://www.prnewswire.com/news-releases/the-global-autoimmune-disease-therapeutics-market-size-is-expected-to-reach- 149-4-billion-by-2025--rising-at-a-market-growth-of-4-34-cagr-during-the-forecast-period-300902336.html

Page | 2

CHAIRMAN’S LETTER (CONTINUED)

During the year, we were very pleased to have the continued support of new and existing institutional and sophisticated investors as we raised A$12 million via a placement in April 2020 and A$10 million from a placement and fully underwritten Entitlement Offer in July 2019. The funds are supporting our LAG-3 clinical programs in cancer and autoimmune disease. The financings extended our cash runway to the end of calendar year 2021, beyond many anticipated clinical trial data read outs.

Results from multiple trials of efti will be reported throughout the coming financial year, which could further expand the intrinsic value of this promising asset. AIPAC will report overall survival data by the end of calendar year 2020 and more mature data will come from TACTI-002 and INSIGHT-004 throughout calendar year 2020.

I am pleased with the progress made by our Company this year and wish to pass on the Board’s thanks to the whole Immutep team for their continued diligence and passion through what have been challenging and unprecedented times. I also extend our thanks to our loyal shareholders who have continued to support us and share our commitment to bringing new therapies to market to improve patients’ lives.

Yours sincerely,

Dr. Russell Howard

Chairman

Immutep Limited

25 August 2020

Page | 3

REVIEW OF OPERATIONS AND ACTIVITIES

Principal Activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

Throughout the financial year 2020, Immutep advanced the development of its lead product candidate, efti and reported data from its trials. It reported supportive efficacy data from its largest study, AIPAC (Phase IIb), in breast cancer patients. This included progression-free survival (PFS) data that showed that efti provided an improvement for patients compared to a placebo group at the 6-month landmark. While we are very pleased by the results from some of the pre-defined patient subgroups, we had hoped for better overall results in terms of PFS. The results were, unfortunately, reported at a time of relatively high market uncertainty and volatility related to the COVID19 pandemic. We look forward to reporting Overall Survival results by the end of 2020.

Encouraging first and more mature interim results have also been reported for Immutep’s Phase II clinical trial, TACTI-002. A first group of patients participating in the trial with 1st line non-small cell lung cancer (NSCLC) have reported a median PFS estimate of more than 9 months, which is a very encouraging interim result for patients with such advanced cancer. Immutep also reported the first Complete Response (complete disappearance of target lesion) from a patient with 2nd line head and neck squamous cell carcinoma (HNSCC). Both the AIPAC and TACTI-002 trials are ongoing.

In addition, Immutep reported positive final efficacy data for its Phase I TACTI-mel trial during the financial year. These results showed deep durable responses to the combination treatment in patients with melanoma. In this trial, half of patients had a decrease of ≥ 75% in the target lesions when treated with pembrolizumab and efti.

Immutep continued to work with its collaborators, including five major pharmaceutical companies throughout the financial year: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer.

From July to August 2019, the Company completed a capital raise via its ASX listing raising approximately A$10 million, via a Placement and a fully underwritten Entitlement Offer which included participation from Immutep’s directors and the entire executive management team. In April 2020, the Company raised a further A$12 million via a Placement supported by high quality institutional investors.

The financings have extended Immutep’s cash runway to the end of calendar year 2021, beyond several significant data read-outs. The proceeds are being used to continue the LAG-3 related programs, including the ongoing clinical development of efti and the manufacturing of IMP761.

Immutep also rationalised its share capital by completing a share consolidation in November 2019, pursuant to which every 10 shares has been consolidated into 1 share.

Immutep operations experienced minimal disruption as a result of the COVID19 pandemic. Protecting the health of patients recruited into the Company’s clinical trials and its employees has been a key priority for Immutep. The Company has been working closely with its clinical sites and regulators to monitor the situation and make any necessary adjustments to trial protocols to diminish risks to patients. Importantly, the Company has not seen a significant impact on the pace of trial recruitment for its two actively recruiting trials: TACTI-002 and INSIGHT-004. AIPAC has been fully recruited since June 2019.

Page | 4

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Clinical Trials

AIPAC – Phase IIb

AIPAC (Active Immunotherapy PAClitaxel) evaluates efti in combination with paclitaxel, a standard of care chemotherapy, as a chemo-immunotherapy combination. The trial is a randomised, double blinded, placebo-controlled clinical study with 226 evaluated HR+ metastatic breast cancer patients and is taking place across in more than 30 clinical trial sites in Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands. The combination therapy aims to boost the body’s immune response against tumour cells compared to chemotherapy plus placebo.

In March 2020, Immutep reported the first results from AIPAC, including supportive efficacy data. PFS results showed that efti provided an improvement for patients compared to the placebo group at the 6-month landmark. In addition, efti demonstrated an increased Overall Response Rate (ORR) of 48.3% compared to 38.4% in the placebo group. Favourable results were also reported in multiple predefined patient subgroups and these are being explored in greater detail. Importantly, Overall Survival results are expected to be reported by the end of calendar year 2020.

TACTI-002 – Phase II

TACTI-002 (Two ACTive Immunotherapies) is Immutep’s Phase II study evaluating the combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in up to 109 patients with second line HNSCC or NSCLC in first and second line. The study is taking place at 12 clinical sites across Australia, Europe, the UK and US and is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada).

In November 2019, Immutep reported the first preliminary safety and efficacy data from the TACTI-002 study. More mature data has been presented regularly in January, February, April and June 2020 with consistently encouraging findings in different patient cohorts.

For a first cohort of patients with first line NSCLC (stage 1 of Part A) median PFS is estimated to be more than 9 months, a remarkable achievement for patients with such advanced cancer. The ORR for this group is an encouraging 53% and 71% of patients had tumour shrinkage.

Immutep reported the first Complete Response (complete disappearance of target lesion) from a patient with second line HNSCC (Part C) in its most recent data. In addition, the ORR of stage 1 of Part C is 38.9% and 44% of patients had tumour shrinkage. Initial efficacy results have not yet been reported from patients with second line NSCLC (stage 1 of Part B) as recruitment was only completed in August 2020.

Recruitment for both patient cohorts (stages 1 and 2) of Part A and stage 1 of Part B (second line NSCLC) of the study has recently been completed, while recruitment is ongoing for stage 2 of Part C (second line HNSCC). In total 87 patients out of up to 109 (80%) are already enrolled and participating in the trial in August 2020.

TACTI-mel – Phase I

TACTI-mel (Two ACTive Immunotherapies in melanoma) is Immutep’s Phase I clinical trial evaluating efti with MSD’s KEYTRUDA® in 24 patients with unresectable or metastatic melanoma that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy. TACTI-mel is a multi-centre, open label clinical trial involving four cohorts of six patients per cohort. It is testing the same combination treatment as TACTI-002, as detailed above.

Immutep reported positive final efficacy data from its TACTI-mel trial which confirmed deep durable responses to the combination treatment, in October 2019. 12 patients (50%) had a decrease of ≥ 75% in the target lesions and 9 patients (38%) were treated for ≥ 12 months with pembrolizumab and efti. The results also determined that 30 mg of efti was the recommended dosage level for Phase II trials recruiting patients treated with an anti-PD-1 therapy and this is the dosage level currently being used in the ongoing TACTI-002 Phase II trial.

TACTI-mel confirmed efti’s favourable safety profile in combination with pembrolizumab with no dose-limiting toxicities.

Page | 5

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

Efti Manufacturing

During the financial year 2020, Immutep commenced some of the steps towards upscaling the manufacturing process of efti from 200L to 2,000L single-use bioreactors at the WuXi Biologics manufacturing plant (Wuxi, China). This work program prepares for potential commercial manufacturing and additional registration trials in multiple indications. It is planned to recommence as Immutep advances its clinical development program for efti.

Separately, Immutep’s partner in China, EOC Pharma, has also started upscaling manufacturing to 2,000L.

IMP761 – preclinical development

IMP761 is an immunosuppressive agonist antibody to LAG-3. It is the first agonist antibody that targets the immune checkpoint LAG-3 for the treatment of autoimmune diseases, such as inflammatory bowel diseases, rheumatoid arthritis, and multiple sclerosis.

Immutep continued cell line development and the manufacturing steps for IMP761 during the financial year. The Company’s manufacturing partner for IMP761, Batavia Biosciences, made significant progress in the cell line development, delivering a pharmaceutical-grade, stable CHO cell line that produces sufficient yields for the clinical development of IMP761. The program is now working on the completion of cell line development.

IMP761 preclinical research results were published in the peer reviewed Journal of Immunology during the financial year.

Clinical Development by Immutep’s Partners

Novartis – IMP701 – Phase II

Novartis is Immutep’s partner for the development of LAG525, which is a humanised LAG-3 antagonist antibody derived from its IMP701 antibody.

In total, Novartis has five clinical trials ongoing for LAG525 in multiple cancer indications, including a Phase II clinical trial in triple negative breast cancer. Across the five trials, LAG525 will be evaluated in a total of more than 1,000 patients, significantly enhancing the value of this product candidate.

GlaxoSmithKline (GSK) – IMP731 – Phase I

GSK is Immutep’s partner for GSK2831781, which is derived from the Company’s IMP731 antibody.

GSK is conducting a Phase II clinical study evaluating GSK2831781 in 242 ulcerative colitis patients. The first patient being dosed September 2019 prompted a milestone payment of GBP4m (AU$7.4m). The study is expected to be fully completed in August 2022 with clinical proof of concept expected in the first half of calendar year 2021.

GSK also completed a Phase I study in 36 healthy Japanese and Caucasian volunteers in December 2019.

CYTLIMIC – Phase I

Immutep continued to collaborate with CYTLIMIC to prepare for clinical trials evaluating efti as part of a cancer peptide vaccine, called CYT001, in patients with advanced or metastatic solid cancer. The cancer vaccine is comprised of the combination immunotherapy of a HSP70 derived peptide, a GPC3 derived peptide, Immutep’s IMP321 (efti) and Hiltonol.

CYTLIMIC reported positive results from its YNP01 Phase I clinical trial of CYT001 in early 2020, showing that approximately 70% of patients showed an immune response to each peptide. The results were published in the scientific peer-reviewed journal, Cancer Immunology, Immunotherapy.

In addition, in June 2020 interim results from a second Phase I study of CYT001, called YCP02, showed that tumour cell death and infiltration of T cells into tumour regions was observed in 6 out of 9 patients.

CYTLIMIC is also collaborating with Chiba University in Japan to start a new Phase I trial of CYT001, called CRESCENT1.

Page | 6

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

EOC Pharma – IMP321 – Phase I

In March 2020, Immutep’s partner and Chinese licensee, EOC Pharma, completed patient recruitment for its ongoing Phase I EOC202A1101 study being conducted in China. The study tests efti (designated as EOC202 in China) in patients with metastatic breast cancer. The results from the trial are expected to be reported by EOC Pharma in FY 2021.

EOC Pharma also confirmed its plans to continue advancing efti following its analysis of the PFS data, including subgroup analysis, from Immutep’s Phase IIb AIPAC study, detailed above. This includes manufacturing scale up work.

EOC Pharma holds the development and commercialisation rights to efti in Greater China.

INSIGHT – Phase I

INSIGHT is a Phase I study is being conducted by Immutep’s partner, and trial sponsor, IKF, in Germany and is evaluating efti in advanced solid cancers.

The INSIGHT trial includes a 4th arm, called INSIGHT-004.

INSIGHT-004 is a Phase I study being conducted as the 4th arm of the ongoing INSIGHT Phase I clinical trial and is being conducted as an amendment under the existing protocol of INSIGHT. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) is the sponsor of the clinical trial which evaluates the combination of efti with avelumab, a human anti-PD-L1 antibody, in 12 patients with different advanced solid malignancies, primarily with gastrointestinal indications. It is the first study of an approved and marketed anti-PD-L1 drug in combination with efti.

In April 2020, INSIGHT-004 reached full patient recruitment and first data was reported in May 2020. Encouraging early efficacy signals have been observed in a variety of cancer indications Importantly, the combination treatment of efti and avelumab seems to be safe and well tolerated, with no new safety signals or dose limiting toxicities to date. Further data from the study is expected to be reported by the end of calendar year 2020.

Intellectual Property

Throughout the financial year 2020, Immutep continued to build its intellectual property position. This included receiving four new patents during the financial year. The Company has a total of 12 patent families relating to its product candidates and related technologies.

In August 2019, the European Patent Office granted a new patent entitled “LAG-3 dosage regime for use in the treatment of cancer” providing further intellectual property protection for Immutep’s method of treating cancer by the administration of a plurality of doses of a recombinant LAG-3 protein or a derivative thereof.

Also protecting efti, the Japanese Patent Office granted Immutep a new patent entitled “Combined Preparations for the Treatment of Cancer” in May 2020. It relates to the use of efti in combined therapeutic preparations with a chemotherapy agent and follows the grant of similar European and Australian patents in May 2019 and June 2019, respectively.

In addition, the Company strengthened its intellectual property protection for its therapeutic antibody, LAG525, which is licensed by Novartis, with two new patents. In September 2019, the Japanese Patent Office granted a patent for LAG525 by, entitled “Antibody molecules to LAG-3 and uses thereof.” Similarly, the European Patent Office granted a patent with the same title in November 2019. These patents relate to LAG525 and its use in the treatment of cancer and infectious disease.

Financial Performance

Licensing revenue increased significantly from A$140K in FY 2019 to A$7.49 million in FY 2020, mainly attributed to the GSK milestone payment of GBP 4 million (A$7.49 million) received in this fiscal year related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

Page | 7

REVIEW OF OPERATIONS AND ACTIVITIES (CONTINUED)

The research material sales decreased from A$1.16 million in FY 2019 to A$280k in FY 2020 due to a single bigger purchase by customer in FY 2019.

In June 2020, Immutep received a cash rebate of A$1.44 million from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY 2019 mainly related to the TACTI-mel and TACTI-002 trials being conducted in Australia. In addition, Immutep has recognised approximately A$1.16 million grant income from the Australian Federal Government’s R&D tax incentive program for FY 2020.

The Company’s French subsidiary received two cash grants from the French Crédit d’Impôt Recherche (CIR) scheme during the financial year: 1) In October 2019, it received €1.57 million (approximately A$2.58 million) for the eligible research and development expenditures incurred in the 2018 calendar year in Europe. 2) In May 2020, it received €2.17 million (approximately A$3.58 million) for the eligible research and development expenditures incurred in the 2019 calendar year in Europe. The French subsidiary has also recognised A$1.98 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in first half of calendar year 2020.

Interest income decreased from A$397K in FY 2019 to A$200K in FY 2020. The decrease was mainly due to the decrease in weighted average interest rates. Total revenue and other income increased from A$7.49 million in FY 2019 to A$16.50 million in FY 2020, which is a 120% increase.

Research and development and intellectual property expenses increased from A$16.59 million in FY 2019 to A$20.40 million in FY 2020. The significant increase was expected and was primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

Whilst clinical trial costs related to AIPAC and TACTI-mel are expected to decline further given both of these trials are being finalised, costs related to TACTI-002 are expected to rise further as the predefined number of patient responses to the combination treatment were observed in the initial patient cohorts, warranting further recruitment of patients into stage 2 of two of the three patient Parts so far.

Corporate administrative expenses for FY 2020 were A$6.34 million compared to A$6.37 million for FY 2019.

The loss after tax for FY 2020 of A$13,468,232 was significantly lower compared to A$18,343,984 for FY 2019, mainly due to the significant increase in the license revenue.

On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to updating you with more data results in the months ahead.

Outlook

Immutep continues to be the worldwide leader in developing LAG-3 therapeutics. Its LAG-3 technologies have been evaluated in 12 active clinical trials and almost 2,000 patients across the globe. The Company continued to build the value of its lead product candidate, efti, throughout 2020 by advancing multiple clinical trials and reporting supportive and encouraging data from these studies, including AIPAC, TACTI-002 and TACTI-mel.

Looking ahead, Immutep will be reporting multiple data read-outs in the coming financial year, including further clinical trial results from its TACTI-002 and INSIGHT-004, along with Overall Survival results from AIPAC.

In addition, it has committed partnerships in place with five of the world’s largest pharmaceutical companies: Merck, Pfizer, Merck MSD, Novartis and GSK, plus our partner in China, EOC Pharma building the Company’s network and business development opportunities.

Sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

25 August 2020

Page | 8

DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘Group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2020.

Directors

The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report:

Dr Russell Howard (Non-Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Mr Grant Chamberlain (Non-Executive Director)

Principal activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss after tax for the consolidated entity amounted to $13,468,232 (30 June 2019: $18,343,984).

The novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation in March 2020. The Group is monitoring the potential impact of COVID-19, if any, on the carrying value of certain assets. The number one priority for the Group has been and remains the health and safety of our team members and patients. The Group has worked closely with the hospitals and trial sites, to ensure we implemented all measures to safeguard our employees and patients. From a clinical perspective, COVID-19 had a limited impact on the operations and financial performance during the financial year ended 30 June 2020.

Patient recruitment has progressed for our trials of TACTI-002 and INSIGHT-004 however, patient recruitment in the future could be affected. The Group has managed to address these challenges without a material impact on our clinical program and financial performance for the year. However, the extent to which these events may influence the Group’s business moving forward will depend on future developments, which are highly uncertain and cannot be predicted at this time. The Group will continue to assess the impact on every level.

This is further described in detail in the Review of Operations and Activities on page 4.

Significant changes in the state of affairs

During the year, the Company had successfully completed two capital raisings in Australia, raising a total of $22m. The first capital raise was completed earlier in the financial year (with $4m from a placement offer and $6m from a fully underwritten, non-renounceable entitlement offer).

The capital raising in April 2020 successfully raised $12 million before transaction cost with existing and new institutional investors. The proceeds from the raise will drive development of Immutep’s immuno-oncology and autoimmune programs including its lead product candidate, eftilagimod alpha.

Page | 9

DIRECTORS’ REPORT (CONTINUED)

Significant changes in the state of affairs (continued)

The two raisings during the financial year has strengthened the Group’s balance sheet ahead of a number of key clinical data value inflection points thus extending the Group’s cash reach to end of 2021 calendar year.

There were no other significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

On 4 August 2020, Ridgeback Capital Investments’ 37,144,524 warrants lapsed. These warrants were issued with the convertible notes issued to Ridgeback Capital Investments on 4 August 2015.

No other matter or circumstance has arisen since 30 June 2020, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity are included in the Review of Operations and Activities on page 4. Information on the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

Immutep’s activities in respect of the conduct of preclinical and clinical trials and the manufacturing of drugs are undertaken in accordance with applicable environment and human safety regulations in each of the jurisdictions in which the company has operations. The Company is not aware of any matter that requires disclosure with respect to any significant regulations in respect of its operating activities and believes that there have been no issues of non-compliance during the period.

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Dr Russell Howard	–	Non-Executive Chairman

Qualifications	–	PhD

Experience and expertise	–	Dr. Russell Howard is an Australian scientist, executive manager, and entrepreneur. He was a pioneer in molecular parasitology and commercialisation of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company NovoNutrients Inc. (formerly Oakbio, Inc.) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

Date of appointment	–	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Chair of Remuneration Committee and Member of Audit and Risk Committee

Page | 10

DIRECTORS’ REPORT (CONTINUED)

Mr Pete Meyers	–	Non-Executive Director and Deputy Chairman

Qualifications	–	BS, MBA

Experience and expertise	–	Pete Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). Prior to joining Eagle Pharmaceuticals, Mr. Meyers served in Chief Financial Officer roles at Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and also serves on the Board of Directors of East End Hospice, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Date of appointment	–	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee

Mr Marc Voigt	–	Executive Director & Chief Executive Officer (CEO)

Qualifications	–	MBA

Experience and expertise	–	Marc has more than 20 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep ’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Date of appointment	–	9 July 2014

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	None

Mr Grant Chamberlain	–	Non-Executive Director

Qualifications	–	LLB (Hons), BCom

Experience and expertise	–	Mr Chamberlain is a partner of One Ventures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He has over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honors and a Bachelor of Commerce from the University of Melbourne.

Date of appointment	–	21 August 2017

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Member of the Audit and Risk Committee and Remuneration Committee

Page | 11

DIRECTORS’ REPORT (CONTINUED)

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2020, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Dr Russell Howard	4	4	1	1	2	2
Mr Pete Meyers	3	4	0	1	2	2
Mr Marc Voigt	4	4	0	0	0	0
Mr Grant Chamberlain	4	4	1	1	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Management directory

Ms Deanne Miller,

Chief Operating Officer, General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Frédéric Triebel,

Chief Scientific Officer & Chief Medical Officer

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Page | 12

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (AUDITED)

The Directors are pleased to present the 2020 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Dr Russell Howard	Non-Executive Chairman
Mr Pete Meyers	Non-Executive Director and Deputy Chairman
Mr Marc Voigt	Executive Director & Chief Executive Officer
Mr Grant Chamberlain	Non-Executive Director
Key management personnel
Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary
Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

The remuneration report is set out under the following main headings:

A	Principles used to determine the nature and amount of remuneration

B	Details of remuneration

C	Service agreements

D	Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration Governance

The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-Executive Director fees

•	remuneration levels of executive directors and other key management personnel

•	the over-arching executive remuneration framework and operation of the incentive plan, and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ cash fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 4th edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity.

Page | 13

DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international marketplaces,

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and

•	acceptable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation, social security payments and health insurance

•	short-term performance incentives, and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones and business development activities in a manner that aligns the executive’s performance pay with value creation for shareholders.

The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.

Page | 14

DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our global operations the Board adopted the Company’s incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with shareholders’ interests. The Company’s ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to:

•	reward high performance and to encourage a high-performance culture

•	align the interest of executives and senior management with those of the company and shareholders

•	provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors

•	assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

Voting and comments made at the Company’s 2019 Annual General Meeting

The Company received 92.96% “yes” votes and 2.27% undirected proxies open to the chair to vote in favor of the resolution on its remuneration report for the 2019 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing, and controlling the major activities of the consolidated entity) are set out in the following tables.

Page | 15

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-20	Short-term Benefits					Post- Employment Benefits	Long- term Benefits	Share-based Payments			Total
	Cash Salary and fees $		Cash bonus $	Non Monetary* $		Superannuation $	Long service leave $	Executive Performance Rights* $		Options Issued $	$
Dr R Howard	82,192		—	60,725	[1]	7,808	—	—		—	150,725
Mr P Meyers	—		—	187,046	[2]	—	—	—		—	187,046
Mr G Chamberlain	—		—	45,050	[3]	—	—	—		—	45,050
Mr M Voigt	411,418	**	45,000	—		—	—	469,830	[4,5]	—	926,248

Other Key Management Personnel
Dr F Triebel	279,123	**	—	—		—	—	325,313	[4,6]	—	604,436
Ms D Miller	220,000		30,000	—		23,750	6,367	219,545	[4,6]	—	499,662

	992,733		75,000	292,821		31,558	6,367	1,014,688		—	2,413,167

All number of performance rights and exercising price have been adjusted for the 10 to 1 share consolidation in November 2019.

*

The remuneration recognised for Non-Monetary benefits and Executive performance rights is measured in accordance with AASB 2 Share Based payments at the historical grant date fair value. If the amounts were measured at the 30 June share price, the amounts disclosed would be $152,269 for Non-Monetary benefits and $600,009 for Executive Performance Rights.

**	The cash salary for both Mr Voigt and Dr Triebel remains the same as FY 2019. The variances are from the foreign currency translation.
[1]

Dr Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 1,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019). The third tranche of 250,000 performance rights is due to vest on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020). The final 250,000 rights will vest on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

[2]

Mr Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.384 (being the 5-day VWAP up to and including 9 September 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 181,425 performance rights vested on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017). The second tranche of 273,636 performance rights vested on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018). The third tranche of 273,637 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The final 273,637 will vest on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights (Post share consolidation) will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 500,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 500,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[3]

Mr G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.2111 (being the 5-day VWAP up to and including 21 August 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 473,929 performance rights vested on 1 October 2018 (being for service from 21 August 2017 to 30 September 2018). The second tranche of 426,653 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The third tranche of 426,654 performance rights is due to vest on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

[4]

Vesting dates for the Performance Rights issued to Mr M Voigt, Ms D Miller, and Dr F Triebel on 4 December 2017 were as follows: One-third vested on 1 December 2017 to Mr M Voigt, Ms D Miller, and Dr F Triebel; One-third vested on 1 December 2018 to Mr M Voigt, Ms D Miller, and Dr F Triebel; One-third vested on 1 December 2019 to Mr M Voigt, Ms D Miller, and Dr F Triebel.

[5]

On 2 December 2019, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 1 November 2019. One-third is due to vest on 1 October 2020; One-third is due to vest on 1 October 2021 and One-third is due to vest on 1 October 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

[6]	On 3 October 2019, Ms Deanne and Dr F Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP).

The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows:

•	1/3 are due to vest on 1 October 2020 to Ms D Miller and Dr F Triebel.

•	1/3 are due to vest on 1 October 2021 to Ms D Miller and Dr F Triebel.

•	1/3 are due to vest on 1 October 2022 to Ms D Miller and Dr F Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page | 16

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

30-Jun-19	Short-term Benefits				Post- Employment Benefits	Long-term Benefits	Share-based Payments			Total
	Cash Salary and fees $	Cash bonus $	Non Monetary $		Superannuation $	Long service leave $	Executive Performance Rights $		Options Issued $	$
Dr R Howard	82,192	—	265,643	[1]	7,808	—	—		—	355,643
Mr P Meyers	—	—	60,928	[2]	—	—	—		—	60,928
Mr G Chamberlain	—	—	127,181	[3]	—	—	—		—	127,181
Mr M Voigt	398,724	72,116	—		—	—	365,988	[4,5]	—	836,828

Other Key Management Personnel
Dr F Triebel	272,243	39,872	—		—	—	245,666	[4]	—	557,781
Ms D Miller	220,000	50,000			25,650	11,115	177,979	[4,5]	—	484,744

	973,159	161,988	453,752		33,458	11,115	789,633		—	2,423,105

All number of performance rights and exercising price have been adjusted for the 10 to 1 share consolidation in November 2019.

[1]

Dr Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 1,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of his performance rights (250,000 rights) vested on 1 December 2018. (Being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 250,000 performance rights is due to vest on 1 December 2019. (Being for continued service from 18 November 2018 to 17 November 2019); The third tranche of 250,000 performance rights is due to vest on 1 December 2020. (Being for continued service from 18 November 2019 to 17 November 2020); The final 250,000 will vest on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021).

[2]

Mr Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.384 (being the 5-day VWAP up to and including 9 September 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of his performance rights (181,425 rights) vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 273,636 performance rights vested on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 273,637 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 273,637 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[3]

Mr G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.2111 (being the 5-day VWAP up to and including 21 August 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of his performance rights (473,929 rights) vested on 1 October 2018. (Being for service from 21 August 2017 to 30 September 2018). The second tranche of 426,653 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The third tranche of 426,654 performance rights is due to vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[4]	The Performance Rights issued to Mr M Voigt, Ms D Miller, and Dr F Triebel on 4 December 2017 vesting dates are as follows:

•	1/3 vested on 1 December 2017 to Mr M Voigt, Ms D Miller, and Dr F Triebel.

•	1/3 vested on 1 December 2018 to Mr M Voigt, Ms D Miller, and Dr F Triebel.

•	1/3 vested on 1 December 2019 to Mr M Voigt, Ms D Miller, and Dr F Triebel.

[5]	Performance Rights issued in prior years vested as follows:

•	On 30 October 2018, 1,225,490 performance rights were forfeited for Mr. M Voigt and 367,647 performance rights were forfeited for Ms. D Miller.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page | 17

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI
	2020	2019	2020	2019	2020	2019
Non-Executive directors
Dr R Howard	100%	100%	—	—	—	—
Mr Pete Meyers	100%	100%	—	—	—	—
Mr Grant Chamberlain	100%	100%	—	—	—	—

Executive directors
Mr M Voigt	44%	48%	5%	8%	51%	44%

Other Key Management Personnel
Dr F Triebel	46%	49%	—	7%	54%	44%
Ms D Miller	49%	51%	6%	11%	45%	38%

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits, and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by the Remuneration Committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 13, 14, and 15 of the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2020.

Mr Marc Voigt	–	Executive Director & CEO

Agreement commenced:	–	9 July 2014

Details	–

The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on 9 July 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	–	EUR 250,000

Ms Deanne Miller	–	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	–	17 October 2012

Details	–	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	–	AUD 240,900

Dr Frédéric Triebel	–	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	–	12 December 2014

Details	–

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary including superannuation	–	EUR 170,000

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr Marc Voigt, Dr Frederic Triebel and Ms Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at 30 June 2020, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Page | 18

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2020. During the year 4,616,958 performance rights and options were exercised and converted into ordinary shares on a post consolidation basis.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows. All performance rights movement and fair value in the table are shown on post share consolidation basis.

Grant date*	Type of performance right granted	Vesting date and exercisable date	Number of performance rights**	Value per right at grant date** $	% Vested and exercised 30 June 2020
25 Nov 16(b)	Fixed short-term benefits	1 Oct 19	273,637	0.38	100
25 Nov 16(b)	Fixed short-term benefits	1 Oct 20	273,637	0.38	—
17 Nov 17(b)	LTI – Tranche 3	1 Oct 19	426,653	0.24	100
17 Nov 17(b)	LTI – Tranche 4	1 Oct 20	426,654	0.24	—
17 Nov 17(b)	LTI – Tranche 7	1 Dec 19	1,666,667	0.24	100
29 Nov 17(a)	LTI – Tranche 7	1 Dec 19	2,000,001	0.23	100
16 Nov 18(b)	LTI – Tranche 2	1 Dec 19	250,000	0.39	100
16 Nov 18(b)	LTI – Tranche 3	1 Dec 20	250,000	0.39	—
16 Nov 18(b)	LTI – Tranche 4	1 Dec 21	250,000	0.39	—
3 Oct 19(b)	LTI – Tranche 1	1 Oct 2020	1,500,000	0.26	—
3 Oct 19(b)	LTI – Tranche 2	1 Oct 2021	1,500,000	0.26	—
3 Oct 19(b)	LTI – Tranche 3	1 Oct 2022	1,500,000	0.26	—
1 November 19(b)	LTI – Tranche 1	1 Oct 2021	500,000	0.28	—
1 November 19(b)	LTI – Tranche 2	1 Oct 2022	500,000	0.28	—
1 November 19(b)	LTI – Tranche 3	1 Oct 2023	500,000	0.28	—
1 November 19(b)	LTI – Tranche 1	1 Oct 2020	1,200,000	0.28	—
1 November 19(b)	LTI – Tranche 2	1 Oct 2021	1,200,000	0.28	—
1 November 19(b)	LTI – Tranche 3	1 Oct 2022	1,200,000	0.28	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.
(b)	No performance hurdles have been set with respect to these performance rights granted.
*

In addition to the performance hurdles set, the participant must be employed by the company on the vesting date. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share.

**	On 5 November 2019, there was a 10 to 1 share consolidation. All performance rights and fair value in the table above have therefore been adjusted accordingly.

Page | 19

DIRECTORS’ REPORT (CONTINUED)

Details of bonuses and share-based compensation

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

For each cash bonus and grant of performance rights included in the tables on pages 16 to 19, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	For- feited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date********	For- feited	Financial years in which rights may vest
Name	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	1,000,000	390,000	50.00	250,000	62,500	—	2019, 2020, 2021 & 2022

Mr P Meyers	—	—	2017	**	1,002,335	370,864	73%	273,637	71,145	—	2018, 2019, 2020 & 2021 2022, 2023 & 2024
			2019	******	1,500,000	420,000	—	—	—	—

Mr G Chamberlain	—	—	2017	***	1,327,236	278,719	68%	426,653	110,930	—	2019, 2020 & 2021

Mr M Voigt	100%	—							—		2018, 2019 & 2020 2021, 2022 & 2023
			2017	*****	5,000,000	1,200,000	100%	1,666,667	433,333	—
			2019	******	3,600,000	1,008,000	—	—	—	—

Mr F Triebel	—	—	2017	****	3,500,000	805,000	100%	1,166,667	303,333	—	2018, 2019 & 2020 2021, 2022 & 2023
			2019	******	2,700,000	702,000	—	—	—	—

Ms D Miller	100%	—	2017	****	2,500,000	575,000	100%	833,334	208,334	—	2018, 2019 & 2020 2021, 2022 & 2023
			2019	******	800,000	468,000	—	—	—	—

A	On 5 November 2019, there was a 10 to 1 share consolidation. All performance rights issued during the year has therefore been adjusted accordingly.
*	Dr Russell Howard was issued 1,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 16 November 2018.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018).

The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019).

The third tranche of 250,000 performance rights is due to vest on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020).

The final 250,000 rights will vest on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

**	Mr Pete Meyers was issued 1,002,335 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of 181,425 performance rights vested on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017).

The second tranche of 273,636 performance rights vested on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018).

The third tranche of 273,637 performance rights vested 1 October 2019 (being for service from 1 October 2018 to 30 September 2019).

The final 273,637 will vest on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

***

Mr Grant Chamberlain was issued 1,327,236 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of 473,929 performance rights vested on 1 October 2018 (being for service from 21 August 2017 to 30 September 2018).

The second tranche of 426,653 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019).

The third tranche of 426,654 performance rights is due to vest on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 December 2017

•	1/3 to vest on 1 December 2018

•	1/3 to vest on 1 December 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and meeting pre-determined KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

*****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 December 2017

•	1/3 to vest on 1 December 2018

•	1/3 to vest on 1 December 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

******	Performance rights were granted under the EIP. Short-term incentive performance rights vest in three tranches as follows:

•	1/3 are due to vest on 1 October 2020

•	1/3 are due to vest on 1 October 2021

•	1/3 are due to vest on 1 October 2022

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. These rights were issued pre-share consolidation, adjusted, and shown on a post consolidation basis.

*******

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Page | 20

DIRECTOR’ REPORT (CONTINUED)

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i)	Options over ordinary shares in the company

(ii)	Performance rights over ordinary shares in the company

Shares in the company that were held during the financial year by key management personnel of the group, including their close family members and entities related to them. There were no shares granted during the reporting period as compensation.

(i)	Options holdings

As at 30 June 2020 and 2019, there were no options holdings outstanding and no movements during the financial year ended 30 June 2020.

(ii)	Performance Rights holdings

2020	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares**
Dr Russell Howard	750,000	—	(250,000)	—	500,000	—	500,000
Mr Pete Meyers	547,274	1,500,000	(273,637)	—	1,773,637	—	1,773,637
Mr Marc Voigt	1,666,667	3,600,000	(1,666,667)	—	3,600,000	—	3,600,000
Mr Grant Chamberlain	853,307	—	(426,653)	—	426,654	—	426,654
Ms Deanne Miller	833,334	1,800,000	(833,334)	—	1,800,000	—	1,800,000
Dr Frédéric Triebel	1,166,667	2,700,000	(1,166,667)	—	2,700,000	—	2,700,000

	5,817,249	9,600,000	(4,616,958)	—	10,800,291	—	10,800,291

**	On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights has therefore been adjusted retrospectively.

(iii)	Ordinary Share holdings

2020	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	250,000	250,000	—	—	500,000
Mr Pete Meyers	1,227,121	273,637	—	—	1500,758
Mr Marc Voigt	5,827,196	1,666,667	—	153,582	7,647,445
Mr Grant Chamberlain	473,931	426,653	—	400,785	1,301,369
Ms Deanne Miller	2,314,421	833,334	—	(143,863)	3,003,892
Dr Frédéric Triebel	4,413,106	1,166,667	—	373,991	5,953,764

Total ordinary shares	14,505,775	4,616,958	—	784,495	19,907,228

ADRs

Mr Marc Voigt	45	—	—	—	45

Total ADR	45	—	—	—	45

On 5 November 2019, there was a 10 to 1 share consolidation. The number of shares has therefore been adjusted retrospectively.

This concludes the remuneration report, which has been audited.

Page | 21

DIRECTORS’ REPORT (CONTINUED)

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number**		Listed/Unlisted Options
5 August 2015	4 August 2020		$0.235		37,144,524		Unlisted
30 October 2015	30 October 2020		$0.568		79,311		Unlisted
7 March 2016	7 March 2021		$0.398		102,628		Unlisted
5 August 2015	4 August 2025		$0.248		847,600		Unlisted
4 July 2017	5 January 2023	US$	0.249	*	15,537,180	*	Unlisted
21 December 2018	12 February 2022	US$	0.249	*	20,800,000	*	Unlisted

					74,511,243

**	On 5 November 2019, there was a 10 to 1 share consolidation. All amounts have therefore been adjusted accordingly.

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Page | 22

DIRECTORS’ REPORT (CONTINUED)

Corporate Governance Statement

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 4th edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address http://www.immutep.com/about-us/corporate-governance.html.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the Audit and Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

Page | 23

DIRECTORS’ REPORT (CONTINUED)

During the year, the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated
	30 June 2020 $	30 June 2019 $
PricewaterhouseCoopers Australia
Other audit and assurance services in relation to regulatory filings overseas	—	22,950
Other services
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	—	—

Total remuneration for non-audit services	—	22,950

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 25.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Dr Russell Howard

Chairman

Sydney

25 August 2020

Page | 24

Auditor’s Independence Declaration

As lead auditor for the audit of Immutep Limited for the year ended 30 June 2020, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Caroline Mara	Newcastle
Partner	25 August 2020
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLE NSW 2300

T: +61 2 4925 1100, F: +61 2 4925 1199, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 25

FINANCIAL STATEMENTS

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.

Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 12

95 Pitt Street

Sydney NSW 2000

The financial statements were authorised for issue by the directors on 25 August 2020. The directors have the power to amend and reissue the financial statements.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 4 to 8 and in the directors’ report on pages 9 to 24, both of which are not part of these financial statements.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete.

All press releases, financial reports and other information are available on our website: www.immutep.com.

Page | 26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2020

	Note	Consolidated
		30 June 2020	30 June 2019
		$	$
Revenue
License revenue		7,486,444	139,782
Other income
Research material sales		279,805	1,155,065
Grant income		5,973,034	4,342,364
Net gain on foreign exchange		346,331	493,736
Net gain on fair value movement of warrants	14	2,214,813	961,176
Interest income		199,541	397,281

Total revenue and other income		16,499,968	7,489,404

Research & development and intellectual property expenses	5	(20,395,982)	(16,591,201)
Corporate administrative expenses	5	(6,335,679)	(6,366,161)
Depreciation and amortisation expense	5	(2,079,639)	(1,879,151)
Finance costs		(10,457)	—
Net change in fair value of convertible note liability	15	(1,146,406)	(996,875)

Loss before income tax expense		(13,468,195)	(18,343,984)

Income tax (expense) / benefit	6	(37)	—

Loss after income tax expense for the year		(13,468,232)	(18,343,984)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		99,957	558,415

Other comprehensive income/(loss) for the year, net of tax		99,957	558,415

Total comprehensive loss for the year		(13,368,275)	(17,785,569)

Loss for the year is attributable to
Owners of Immutep Limited		(13,468,232)	(18,343,984)

Total comprehensive loss for the year is attributable to

Owners of Immutep Limited		(13,368,275)	(17,785,569)

		Cents	Cents (Restated)
Basic loss per share	30	(3.36)	(5.48)
Diluted loss per share	30	(3.36)	(5.48)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Page | 27

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2020

	Note	Consolidated
		30 June 2020	30 June 2019
		$	$
ASSETS
Current assets

Cash and cash equivalents	7	26,322,047	16,567,982
Current receivables	8	3,293,692	5,194,126
Other current assets	9	1,536,135	1,779,716

Total current assets		31,151,874	23,541,824

Non-current assets

Plant and equipment	10	49,356	52,950
Intangibles	11	15,194,807	16,946,725
Right of use assets	18	201,215	—

Total non-current assets		15,445,378	16,999,675

TOTAL ASSETS		46,597,252	40,541,499

Current liabilities

Trade and other payables	13	2,934,367	5,060,368
Employee benefits	16	300,466	238,570
Lease liability	18	129,412	—

Total current liabilities		3,364,245	5,298,938

Non-current liabilities

Convertible note liability	15	8,789,113	7,642,707
Warrant liability	14	949,600	3,164,413
Employee benefits	17	61,978	47,725
Lease liability	18	132,971	—
Deferred tax liability	12	—	—

Total non-current liabilities		9,933,662	10,854,845

TOTAL LIABILITIES		13,297,907	16,153,783

NET ASSETS		33,299,345	24,387,716

EQUITY

Contributed equity	19	242,990,507	221,091,591
Reserves	20	66,014,899	65,533,954
Accumulated losses	20	(275,706,061)	(262,237,829)

Equity attributable to the owners of Immutep Limited		33,299,345	24,387,716

TOTAL EQUITY		33,299,345	24,387,716

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Page | 28

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2020

	Contributed equity	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$
Balance at 30 June 2018	213,232,719	64,874,040	(244,584,832)	33,521,927
Other comprehensive income for the year, net of tax	—	558,415	—	558,415
Loss after income tax expense for the year	—	—	(18,343,984)	(18,343,984)

Total comprehensive income/(loss) for the year	—	558,415	(18,343,984)	(17,785,569)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	4,335,025	—	—	4,335,025
Exercise of warrants	2,043,359	—	690,987	2,734,346
Employee share-based payment	—	1,581,987	—	1,581,987

Exercise of vested performance rights	1,480,488	(1,480,488)	—	—

Balance at 30 June 2019	221,091,591	65,533,954	(262,237,829)	24,387,716

Other comprehensive income for the year, net of tax	—	99,957	—	99,957
Loss after income tax expense for the year	—	—	(13,468,232)	(13,468,232)

Total comprehensive income/(loss) for the year	—	99,957	(13,468,232)	(13,368,275)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	20,555,622	—	—	20,555,622
Employee share-based payment		1,724,282	—	1,724,282
Exercise of vested performance rights	1,343,294	(1,343,294)	—	—

Balance at 30 June 2020	242,990,507	66,014,899	(275,706,061)	33,299,345

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Page | 29

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2020

	Note	Consolidated
		30 June 2020	30 June 2019
		$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(26,579,450)	(19,553,135)
Cash receipts from grant income and government incentives		7,702,775	2,669,806
Cash receipts from license revenue		7,486,444	139,782
Cash receipts from research material sales		327,876	1,064,840
Interest received		229,348	410,630
Income taxes paid		(37)	—
Payment for interest on leases		(6,295)	—
Payment for security deposit		—	(18,321)

Net cash outflows from operating activities	29	(10,839,339)	(15,286,398)

Cash flows related to investing activities*
Payments for plant and equipment	10	(19,348)	(41,434)

Net cash outflows from investing activities		(19,348)	(41,434)

Cash flows related to financing activities*
Proceeds from issue of shares	19	22,030,556	4,871,250
Proceeds from issue of warrants	14	—	2,457,259
Proceeds from exercising of warrants	14	—	1,457,318
Share issue transaction costs	19	(1,474,934)	(536,225)
Principal elements of lease payments		(77,541)	—
Transaction costs of warrant issues	4	—	(236,887)

Net cash inflows from financing activities		20,478,081	8,012,715

Net increase / (decrease) in cash and cash equivalents		9,619,394	(7,315,117)
Effect of exchange rate on cash and cash equivalent		134,671	407,578
Cash and cash equivalents at the beginning of the year		16,567,982	23,475,521

Cash and cash equivalents at the end of the year	7	26,322,047	16,567,982

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 15 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 14 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in in Note 20 to the financial statements

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Page | 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

During the financial year ended 30 June 2020, the novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation in March 2020. This has spread rapidly throughout the world, including Australia, causing significant disruption to business and economic activity. The Group has business continuity procedures in place and is addressing health and safety risks whilst continuing to carry out ongoing clinical trials. The Group’s operations have been maintained with minimal disruption and have undertaken extensive additional measures to ensure the safety and wellbeing of its people, patients, suppliers, and stakeholders.

For the Group, the ongoing COVID-19 pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements. A thorough consideration of potential COVID-19 impacts on carrying values of assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements.

(a)	Basis of preparation

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immutep Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	New and amended standards adopted by the group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2019: AASB 16 – Leases

AASB 16 Leases supersedes AASB 117 Leases, AASB Interpretation 4 Determining whether an Arrangement contains a lease, AASB Interpretation 115 Operating Leases – Incentives and AASB Interpretation 127 Evaluation the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under AASB 16 is substantially unchanged from AASB 117. Lessors will continue to classify leases as either operating or finance leases using similar principles as in AASB 117

The Group had to change its accounting policies as a result of adopting AASB 16. The Group has adopted AASB 16 Leases from 1 July 2019 using the modified retrospective approach but has not restated comparatives for the 2020 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019. The new accounting policies are disclosed in note 1(u) and changes in accounting policy in note 1(w).

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2020 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 101 Presentation of Financial Statements

The AASB issued a narrow-scope amendment to AASB 101 Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (eg. the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101 means when it refers to the ‘settlement’ of a liability.

Page | 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (continued)

Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The Amendment should be applied for annual periods beginning on or after 1 January 2022. Management are still assessing the impact on adopting the amendment to AASB 101.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting years and on foreseeable future transactions.

(iii)	Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

(iv)	Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b)	Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Immutep Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis.

Page | 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Foreign currency translation (continued)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Revenue recognition

The Group has applied AASB 15 from 1 July 2018. The accounting policy change has been applied using the modified retrospective approach and did not have any material effect on the financial position or performance of the Group. Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates, and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:

(i)	License revenue

A license may provide another party the right to use the Group’s intellectual property as it exists at the point in time the license is granted. For these licenses, revenue is recognized at a point in time when control transfers to the licensee and the license period begins. At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments from on-going clinical trials and research.

Milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment).

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

Page | 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition (continued)

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognized as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

Other income

(i)	Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. Government grants were received by the Group under various government stimulus packages (both Australian and overseas) in relation to the impacts of COVID-19.

(ii)	Research material sales

Revenue from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

(iii)	Research collaboration income

Revenue from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

(f)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Page | 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Income tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Immutep Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

(h)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

Page | 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Impairment of assets (continued)

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(j)	Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(k)	Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled, or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Page | 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Financial instruments (continued)

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

The Group does not hold any financial assets at fair value through profit or loss or fair value through comprehensive income.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognize expected credit losses – the ‘expected credit losses (ECL) model’. The impairment of financial assets including trade receivables is now assessed using an expected credit loss model; previously the incurred loss model was used. The accounting policy change has been applied retrospectively and did not have any material effect on the financial position or performance of the Group.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

(l)	Plant and equipment

Plant and equipment are stated at historical cost less depreciation less impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture – 3-5 years

Page | 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Plant and equipment (continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(m)	Intangible assets

(i)	Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

(ii)	Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

(iii)	Goodwill

Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(n)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o)	Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

Page | 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Compound instruments (continued)

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

(p)	Finance costs

Finance costs are expensed in the period in which they are incurred.

(q)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 31.

The fair value of performance rights and options granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Page | 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Employee benefits (continued)

(v)	Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi)	Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t)	Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u)	Leases

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Page | 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Leases (continued)

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices, wherever practicable. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. During the financial year ended 30 June 2020, the expense recognised for short term leases was A$95,302 and the expense recognised for low value leases was A$4,090.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the group under residual value guarantees

•	the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using an incremental borrowing rate as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations.

The Group does not provide residual value guarantees in relation to leases.

Page | 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immutep Limited.

(ii)	Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii)	Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

(w)	Changes in accounting policy

This note explains the impact of the adoption of AASB 16 Leases on the Group’s consolidated financial statements.

As indicated in note 1(a)(iii) above, the group has adopted AASB 16 Leases retrospectively from 1 July 2019, but has not restated comparatives for the financial year 2019, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019. The new accounting policies are disclosed in note 1(u).

On adoption of AASB 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB 117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 3.75%.

Page | 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Changes in accounting policy (continued)

(i)	Practical expedients applied

In applying AASB 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Reliance on previous assessments on whether leases are onerous

•	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases

•	The exclusion of initial direct costs for the measurement of the ROU asset at the date of initial application, and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an Arrangement contains a Lease.

(ii)	Measurement of lease liabilities

Reconciliation of lease commitments as at 30 June 2019 to lease liabilities recognised as at 1 July 2019 is as follows:

2019 A$
Operating lease commitments disclosed as at 30 June 2019	263,565
Less: Effect of discounting using the lessee’s incremental borrowing rate at the date of initial application	(10,359)

Less: Short-term leases recognised on a straight-line basis as expense	(43,698)
Add: New lease agreements agreed with third parties as at 1 July 2019 and discounted under AASB 16	126,582

Lease liability recognised under AASB 16 as at 1 July 2019	336,090

Of which are:
Current lease liabilities	125,408
Non-current lease liabilities	210,682

336,090

(iii)	Measurement of right-of-use assets

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 30 June 2019.

2019
A$
Initial value of ROU asset recognised as at 1 July 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 as at 1 July 2019	323,875

(iv)	Lessor accounting

The Group did not act as a lessor as at 30 June 2019 and did not need to make any adjustments to the accounting for assets held as lessor under operating leases.

Page | 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group.

The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the group expects a major transaction in the currency other than the major foreign currencies used by the group. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates, and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management has set up a policy to manage the Company’s exchange risk within the group companies. The group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2020 and 30 June 2019.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	30 June 2020		30 June 2019
	USD	EUR	USD	EUR
Cash in bank	5,109,237	5,648,580	10,023,299	1,556,444
Trade and other receivables	—	1,201,913	85,555	3,740,827
Trade and other payables	(404,525)	(581,556)	(921,843)	(1,267,647)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2020, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $685,518 lower/$685,518 higher (2019 – $918,701 lower/$918,701 higher)

Based on the financial instruments held at 30 June 2020, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $1,025,845 lower/$1,025,845 higher (2019 – $402,962 lower/$402,962 higher ), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity.

The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.

Currently the group’s exposure to other foreign exchange movements is not material.

Page | 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments, and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2020 $	30 June 2019 $
Cash at bank and short-term bank deposits
Minimum rating of A	26,322,047	16,567,982

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $26,322,047 (2019: $16,567,982) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 30 June 2020	Less than 12 months $	Between 1 and 5 years $	> 5 years $	Total contractual cash flows $	Carrying Amount $
Non-Derivatives
Trade and other payables	2,934,371		—	2,934,371	2,934,371
Convertible note liability (refer note 15)	—		17,876,076	17,876,076	8,789,113
Lease liability	137,025	136,154	—	273,179	262,383

	3,071,396	136,154	17,876,076	21,083,626	11,985,867

Contractual maturities of financial liabilities At 30 June 2019	Less than 12 months $	> 5 years $	Total contractual cash flows $	Carrying Amount $
Non-Derivatives
Trade and other payables	5,060,368	—	5,060,368	5,060,368
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	7,642,707

	5,060,368	17,876,076	22,936,444	12,703,075

Page | 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2020 and 30 June 2019 on a recurring basis:

At 30 June 2020	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	8,789,113	8,789,113
Warrant liability	—	949,600	—	949,600

Total liabilities	—	949,600	8,789,113	9,738,713

At 30 June 2019	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	7,642,707	7,642,707
Warrant liability	—	3,164,413	—	3,164,413

Total liabilities	—	3,164,413	7,642,707	10,807,120

(i)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii)	Fair value measurements using value techniques

•	There are no financial instruments as at 30 June 2020 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 14 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 15 for details of fair value measurement.

Page | 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements (continued)

(iii)	Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 14.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2020 $	Unobservable inputs	Range of inputs
Convertible note	8,789,113	Face value Interest rate of note Risk adjusted interest rate	13,750,828 3 15	% %

(iv)	Valuation process

The convertible note was valued using a discounted cashflow model.

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Accounting estimate for R&D tax incentive

R&D tax incentive is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognise due to the complexity of the legislation in each tax jurisdiction.

(b)	Development expenditure

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

(c)	Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2020, the Group holds cash and cash equivalents of $26,322,047 (2019: $16,567,982).

In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Page | 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(c)	Liquidity (continued)

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

(d)	Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at 30 June 2020 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note 1(h).

In March 2020, the World Health Organization declared the global novel coronavirus (“COVID-19”) outbreak a pandemic. To date, the Company’s operations have not been materially impacted by the COVID-19 pandemic. However, the ongoing pandemic has increased the estimation uncertainty in the preparation of the consolidated financial statements. The estimation uncertainty associated with the magnitude and duration of COVID-19 is as follows:

•	The continued pandemic has led to volatility in the global capital markets, which could adversely affect the company’s ability to access the capital markets.

•	It is possible that the continued spread of COVID-19 could delay the future recruitment of clinical trials and therefore could lead to an indication of impairment in the intangible assets.

•	The continued pandemic could cause the delay of clinical trials conducted by our partners, which could potentially have an adverse impact on the future license income.

The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at 30 June 2020 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended 30 June 2020, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

Page | 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors, who is identified as the Chief Operating Decision Maker (‘CODM’). The Group operates in one operating segment, being Immunotherapy.

Operating segment information

30 June 2020	Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue*	7,486,444	—	7,486,444
Other Income
Research material sales	279,805	—	279,805
Grant income	5,973,034	—	5,973,034
Net gain on fair value movement of warrants	—	2,214,813	2,214,813
Net gain on foreign exchange	—	346,331	346,331
Interest income	—	199,541	199,541

Total revenue and other income	13,739,283	2,760,685	16,499,968

Result
Segment result	(16,228,880)	2,760,685	(13,468,195)

Profit/(loss) before income tax expense	(16,228,880)	2,760,685	(13,468,195)

Income tax expense			(37)
Loss after income tax expense			(13,468,232)

Total segment assets	46,597,252	—	46,597,252

Total segment liabilities	13,297,907	—	13,297,907

30 June 2019	Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	139,782	—	139,782
Other Income
Research material sales	1,155,065	—	1,155,065
Grant income	4,342,364	—	4,342,364
Net gain on fair value movement of warrants	—	961,176	961,176
Net gain on foreign exchange	—	493,736	493,736
Interest income	—	397,281	397,281

Total revenue and other income	5,637,211	1,852,193	7,489,404

Result
Segment result	(20,196,177)	1,852,193	(18,343,984)

Profit/(loss) before income tax expense	(20,196,177)	1,852,193	(18,343,984)

Income tax expense			—
Loss after income tax expense			(18,343,984)

Total segment assets	40,541,499	—	40,541,499

Total segment liabilities	16,153,783	—	16,153,783

Page | 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT REPORTING (CONTINUED)

*

Licensing revenue increased significantly from A$140K in FY 2019 to A$7.49 million in FY 2020, mainly attributed to the GSK milestone payment of GBP 4 million (A$7.49 million) received in this fiscal year related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

5.	EXPENSES

	Consolidated
	30 June 2020 $	30 June 2019 $
Loss before income tax includes the following specific expenses:

Research & development and intellectual property
Research and development	17,859,151	15,756,727
Intellectual property management	2,536,831	834,474

Total research & development and intellectual property	20,395,982	16,591,201

Corporate administrative expenses
Auditor’s remuneration	282,580	297,028
Directors fees and employee expenses	1,465,676	1,578,583
Employee share-based payment expenses	1,724,282	1,581,987
US warrants transaction costs	—	236,887
Other administrative expenses	2,863,141	2,671,676

Total corporate administrative expenses	6,335,679	6,366,161

Depreciation
Plant and equipment	7,434	4,024
Computer	10,318	10,206
Furniture and fittings	4,799	1,269
Right-of-use asset	126,712	—

Total depreciation	149,263	15,499

Amortisation
Patents	—	—
Intellectual property	1,930,376	1,863,652

Total amortisation	1,930,376	1,863,652

Total depreciation and amortisation	2,079,639	1,879,151

Net fair value losses on convertible note	1,146,406	996,875

Page | 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX EXPENSE

	Consolidated
	30 June 2020 $	30 June 2019 $
Current tax
Current tax on results for the year	37	—

Total current tax expense	37	—

Deferred income tax
(Decrease)/Increase in deferred tax assets	567,473	342,349
Increase/(Decrease) in deferred tax liabilities	(567,473)	(342,349)
Total deferred tax benefit	—	—

Income tax expense	37	—

	Consolidated
	30 June 2020 $	30 June 2019 $
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(13,468,195)	(18,343,984)
Tax at the Australian tax rate of 27.5% (2019: 27.5%)	(3,703,754)	(5,044,596)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	443,956	435,046
Other non-deductible expenses	436,396	3,771,771
Non-assessable income	(442,580)	(1,445,111)
Capital listing fee	(192,741)	(99,976)
Difference in overseas tax rates*	1,817,387	2,040,517

	(1,641,336)	(342,349)
Tax losses not recognised	1,641,299	342,349

Income tax expense**	(37)	—

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for financial year 2020.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

	Consolidated
	30 June 2020 $	30 June 2019 $
Deferred tax assets for tax losses not recognised comprises:
Carried forward tax losses benefit	36,282,319	35,493,421

Total deferred tax asset for tax losses not recognised	36,282,319	35,493,421

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2020 was $157,314,108 (2019: $142,688,221). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilise the losses.

Page | 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2020 $	30 June 2019 $
Cash on hand	420	360
Cash at bank	12,793,272	3,735,995
Cash on deposit	13,528,355	12,831,627

	26,322,047	16,567,982

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 1.03% in 2020 (0% to 2.44% in 2019).

8.	CURRENT RECEIVABLES

	Consolidated
	30 June 2020 $	30 June 2019 $
GST and VAT receivables	171,834	267,703
Accounts receivables and receivable for grant income	3,121,858	4,926,423

	3,293,692	5,194,126

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2020. No receivables were impaired or past due.

9.	OTHER CURRENT ASSETS

	Consolidated
	30 June 2020 $	30 June 2019 $
Prepayments	1,403,277	1,685,659
Security deposit	34,822	57,164
Accrued income	98,036	36,893

	1,536,135	1,779,716

Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Page | 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	NON-CURRENT ASSETS – PLANT AND EQUIPMENT

At 30 June 2018	Plant and Equipment $	Computers $	Furniture and fittings $	Total $
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

Year ended 30 June 2019
Opening net book amount	11,273	14,833	343	26,449
Exchange differences	353	226	(13)	566
Additions	17,027	11,051	13,356	41,434
Disposals	—	—	—	—
Depreciation charge	(4,024)	(10,206)	(1,269)	(15,499)

Closing net book amount	24,629	15,904	12,417	52,950

At 30 June 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Year ended 30 June 2020
Opening net book amount	24,629	15,904	12,417	52,950
Exchange differences	(431)	338	152	59
Additions	7,705	11,643	—	19,348
Disposals	—	(450)	—	(450)
Depreciation charge	(7,434)	(10,318)	(4,799)	(22,551)

Closing net book amount	24,469	17,117	7,770	49,356

At 30 June 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Page | 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	NON-CURRENT ASSETS – INTANGIBLES

At 30 June 2018	Patents $	Intellectual Property $	Goodwill $	Total $
Cost or fair value	1,915,671	24,786,169	109,962	26,811,802
Accumulated amortisation	(1,915,671)	(6,566,976)	—	(8,482,647)

Net book amount	—	18,219,193	109,962	18,329,155

Year ended 30 June 2019
Opening net book amount	—	18,219,193	109,962	18,329,155
Exchange differences	—	481,222	—	481,222
Amortisation charge	—	(1,863,652)	—	(1,863,652)

Closing net book amount	—	16,836,763	109,962	16,946,725

At 30 June 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortisation	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725

Year ended 30 June 2020
Opening net book amount	—	16,836,763	109,962	16,946,725
Exchange differences	—	178,458	—	178,458
Amortisation charge	—	(1,930,376)	—	(1,930,376)

Closing net book amount	—	15,084,845	109,962	15,194,807

At 30 June 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortisation	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807

Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark, and licenses – 13 – 21 years

•	Intellectual property assets – 13-14 years

Page | 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	DEFERRED TAX BALANCES

(i)	Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2020 $	30 June 2019 $
Tax losses	1,508,478	2,075,951

Total deferred tax assets	1,508,478	2,075,951

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,508,478)	(2,075,951)

Net deferred tax assets	—	—

(ii)	Deferred tax liabilities

The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary Company in France. This has been set-off against deferred taxes in the Subsidiary Company accordingly, hence reducing the unrecognized tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2020 $	30 June 2019 $
Intangible assets	1,508,478	2,075,951

Total deferred tax liabilities	1,508,478	2,075,951

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,508,478)	(2,075,951)

Net deferred tax liabilities	—	—

(iii)	Movements in deferred tax balances

Movements	Tax losses $	Intangible Assets $	Total $
At 30 June 2019	2,075,951	(2,075,951)	—

(Charged)/credited to profit or loss	(567,473)	567,473	—

At 30 June 2020	1,508,478	(1,508,478)	—

13.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2020 $	30 June 2019 $
Trade payables	1,639,661	2,557,273
Other payables and accruals	1,294,706	2,503,095

	2,934,367	5,060,368

Page | 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	30 June 2020 $	30 June 2019 $
Opening balance	3,164,413	2,945,358
Exercising of warrants*	—	(1,277,028)
December 2018 warrants fair value at issue date	—	2,457,259
Fair value movements	(2,214,813)	(961,176)

Closing balance	949,600	3,164,413

*	In September and October 2018, US investors exercised 419,733 warrants at an exercise price of US$ 2.50 each. Immutep received US$1.05 million (A$1.46 million) cash payment in total.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of the Group for cash consideration totaling $6,561,765. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of the Group for cash consideration totaling $7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants have an exercise price of US$2.50 per ADS. The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, being 12 February 2022. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 to 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was 5 November 2019.

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price is now US$2.49.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above.

Page | 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	NON-CURRENT LIABILITIES – US WARRANT LIABILITY (CONTINUED)

The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2020:

December 2018 warrants

Assumption	At issue date		At 30 June 2020		Rationale
Historic volatility		59.95%		72.04%	Based on 12-month historical volatility data for the Company
Exercise price	US$	2.50	US$	2.49 *	As per subscription agreement
Share price	US$	2.21	US$	1.08	Closing share price on valuation date from external market source
Risk-free interest rate		2.68%		0.16%	Based on the US Government securities yields which match the term of the warrant
Dividend yield		0.0%		0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$ A$	0.8474 1.1814	US$ A$	0.1395 0.2033	Determined using Black-Scholes models with the inputs above
Fair value	A$	2,457,259	A$	422,789	Fair value of 2,080,000 warrants as at issue date and 30 June 2020

July 2017 warrants

Assumption	At issue date		At 30 June 2020		Rationale
Historic volatility		58.0%		72.04%	Based on 12-month historical volatility data for the Company
Exercise price	US$	2.50	US$	2.49 *	As per subscription agreement
Share price	US$	2.17	US$	1.08	Closing share price on valuation date from external market source
Risk-free interest rate		1.930%		0.18%	Based on the US Government securities yields which match the term of the warrant
Dividend yield		0.0%		0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$ A$	1.0716 1.3962	US$ A$	0.2327 0.3391	Determined using Black-Scholes models with the inputs above
Fair value	A$	2,755,375	A$	526,811	Fair value of 1,973,451 warrants as at issue date and fair value of 1,553,718 warrants at 30 June 2020

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement

15.	NON-CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	30 June 2020 $	30 June 2019 $
Convertible note at fair value at beginning of reporting period	7,642,707	6,645,832
Net change in fair value	1,146,406	996,875

Convertible note at fair value at end of reporting period	8,789,113	7,642,707

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

Page | 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	NON-CURRENT LIABILITIES – CONVERTIBLE NOTE (CONTINUED)

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of approximately $0.18 per share (adjusted for post share consolidation and anti-dilution clause), mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which are exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the financial year under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

As at 30 June 2020, none of the warrants specified above had been exercised since their initial recognition.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%.

Page | 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	NON-CURRENT LIABILITIES – CONVERTIBLE NOTE (CONTINUED)

After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note – Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	4,369,582	—

Balance at 30 June 2020	8,789,113	41,431,774

16.	CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2020 $	30 June 2019 $
Annual leave	300,466	238,570

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

17.	NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2020 $	30 June 2019 $
Long service leave	61,978	47,725

18.	LEASES

The consolidated balance sheet shows the following amounts relating to leases:

	Right-of-use Assets $	Lease Liability $
At 30 June 2020	201,215	262,383

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the financial year ended 30 June 2020 are as follows:

A$
Initial value of ROU asset recognised as at 1 July 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 as at 1 July 2019	323,875

Depreciation for the year ended 30 June 2020	(126,712)
Foreign exchange differences	4,052

Carrying value of ROU asset as at 30 June 2020	201,215

Page | 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	LEASES (CONTINUED)

For the year ended 30 June 2020, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated 30 June 2020 $
Balance at 1 July 2019	336,090
Lease additions and modifications	—
Interest charged for the year	10,457
Disposals	—
Principle paid for the year	(77,541)
Interest paid for the year	(6,295)
Foreign exchange adjustments	(328)

Balance at 30 June 2020	262,383

Lease Liabilities aging	Consolidated 30 June 2020 $
Current	129,412
Non-current	132,971

Balance at 30 June 2020	262,383

Maturities of Lease Liabilities

The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

2020	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cashflows	Carrying amount
	$	$	$	$	$	$
Lease Liabilities	137,025	136,154	—	—	273,179	262,383

Page | 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY – CONTRIBUTED

			Consolidated
			30 June 2020 $	30 June 2019 $
Fully paid ordinary shares	19	(a)	233,328,553	211,429,637
Options over ordinary shares – listed			9,661,954	9,661,954

			242,990,507	221,091,591

In November 2019, the shareholders approved a 10 to 1 share consolidation during the FY 2019 Annual General Meeting. Refer to notes 14 and 15 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.

(a)	Ordinary shares

	Note		30 June 2020		30 June 2019
			No.	$	No.	$
At the beginning of reporting period			3,388,598,296	211,429,637	3,026,082,669	203,570,765
Shares issued during the year (pre-share consolidation)	19	(b)	477,645,539	10,030,556	260,000,000	4,871,250
Exercise of performance rights (pre-share consolidation)	19	(b)	10,878,476	385,794	60,542,327	1,480,488
Exercise of warrants (Shares issued during the year)	19	(b)	—	—	41,973,300	2,043,359
Share consolidation			(3,489,408,041)	—	—	—
Exercise of performance rights (post share consolidation)	19	(b)	3,916,668	957,500	—	—
Shares issued during the year (post share consolidation)	19	(b)	96,000,000	12,000,000	—	—
Transaction costs relating to share issues			—	(1,474,934)	—	(536,225)

At reporting date			487,630,938	233,328,553	3,388,598,296	211,429,637

(b)	Shares issued

2020 Details	Number	Issue Price $	Total $
Share placement July 2019*	19,047,619	0.210	4,000,000
Shares issued under Entitlement Offer August 2019*	28,716,935	0.210	6,030,556
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	1,087,848	0.355	385,794
Performance rights exercised post share consolidation (transfer from share-based payment reserve)	3,916,668	0.244	957,500
Share placement May 2020 post share consolidation	96,000,000	0.125	12,000,000
Exercise of warrants	—	—	—

	148,769,070		23,373,850

*	All number of shares have been adjusted for the 10 to 1 share consolidation.

2019 Details**	Number	Issue Price $	Total $
Shares issued under Securities Purchase Agreement	260,000,000	0.019	4,871,250
Performance rights exercised (transfer from share-based payment reserve)	60,542,327	0.024	1,480,488
Exercise of warrants	41,973,300	0.049	2,043,359

	362,515,627		8,395,097

**	All number of shares have been prepared on pre share consolidation basis.

Page | 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY – CONTRIBUTED (CONTINUED)

(b)	Shares issued (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 31.

Unlisted options**

Expiration Date	Exercise Price			Number
4 August 2020		$0.235		37,144,524
30 October 2020		$0.568		79,311
7 March 2021		$0.398		102,628
4 August 2025		$0.248		847,600
5 January 2023	US$	0.249	*	15,537,180	*
12 February 2022	US$	0.249	*	20,800,000	*

Total				74,511,243

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

**	On 5 November 2019, there was a 10 to 1 share consolidation. The unlisted options have therefore been adjusted accordingly.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Page | 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2020 $	30 June 2019 $
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,754,740	1,654,783
Share-based payments reserve	3,712,180	3,331,192

	66,014,899	65,533,954

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance and closing balance	41,431,774	41,431,774

Movements in foreign currency translation reserve were as follows:
Opening balance	1,654,783	1,096,368
Currency translation differences arising during the year	99,957	558,415

Ending balance	1,754,740	1,654,783

Movements in share-based payments reserve were as follows:
Opening balance	3,331,192	3,229,693
Options and performance rights expensed during the year	1,724,282	1,581,987
Exercise of vested performance rights transferred to contributed equity	(1,343,294)	(1,480,488)

Ending balance	3,712,180	3,331,192

	Consolidated
	30 June 2020 $	30 June 2019 $
(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(262,237,829)	(244,584,832)
Net loss for the year	(13,468,232)	(18,343,984)
Exercise of warrants	—	690,987

Ending balance	(275,706,061)	(262,237,829)

Page | 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(i)	Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii)	Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.

21.	EQUITY – DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

22.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors and key management personnel compensation

	Consolidated
	30 June 2020 $	30 June 2019 $
Short-term employee benefits	1,360,554	1,588,899
Long-term employee benefits	6,367	11,115
Post-employment benefits	31,558	33,458
Share-based payments	1,014,688	789,633

	2,413,167	2,423,105

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report on pages 13 to 21.

(b)	Equity instrument disclosures relating to key management personnel

(i)	Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 13 to 21.

Page | 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b)	Equity instrument disclosures relating to key management personnel (continued)

(ii)	Shareholding

The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2020	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year*	Balance at end of the year
	Number	Number	Number	Number	Number
Ordinary shares
Dr Russell Howard	250,000	250,000	—	—	500,000
Mr Pete Meyers	1,227,121	273,637	—	—	1500,758
Mr Marc Voigt	5,827,196	1,666,667	—	153,582	7,647,445
Mr Grant Chamberlain	473,931	426,653	—	400,785	1,301,369
Ms Deanne Miller	2,314,421	833,334	—	(143,863)	3,003,892
Dr Frédéric Triebel	4,413,106	1,166,667	—	373,991	5,953,764

Total ordinary shares	14,505,775	4,616,958	—	784,495	19,907,228

ADRs
Mr Marc Voigt	45	—		—	45

Total ADR*	45	—	—	—	45

On 5 November 2019, there was a 10 to 1 share consolidation. The consolidated balance has therefore been adjusted retrospectively.

*	Other changes during the year include the shares acquired via the Entitlements Offer, on market acquisition and disposals

(iii)	Option holdings

As at 30 June 2020 and 2019, there were no options holdings outstanding and no movements during the financial year ended 30 June 2020.

(iv)	Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2020	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
	Number	Number	Number	Number	Number	Number	Number
Performance rights over ordinary shares
Dr Russell Howard	750,000	—	(250,000)	—	500,000	—	500,000
Mr Pete Meyers	547,274	1,500,000	(273,637)	—	1,773,637	—	1,773,637
Mr Marc Voigt	1,666,667	3,600,000	(1,666,667)	—	3,600,000	—	3,600,000
Mr Grant Chamberlain	853,307	—	(426,653)	—	426,654	—	426,654
Ms Deanne Miller	833,334	1,800,000	(833,334)	—	1,800,000	—	1,800,000
Dr Frédéric Triebel	1,166,667	2,700,000	(1,166,667)	—	2,700,000	—	2,700,000

	5,817,249	9,600,000	(4,616,958)	—	10,800,291	—	10,800,291

On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights has therefore been adjusted retrospectively.

Page | 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2020 $	30 June 2019 $
PricewaterhouseCoopers Australia
Audit or review of the financial report	282,580	274,078
Other audit and assurance services in relation to regulatory filings overseas	—	22,950

Total remuneration of PricewaterhouseCoopers Australia	282,580	297,028

24.	CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2020 and 30 June 2019.

25.	COMMITMENTS FOR EXPENDITURE

	Consolidated
	30 June 2020 $	30 June 2019 $
Lease commitments – operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	—	126,148
One to five years	—	137,417

	—	263,565

Operating lease commitments as at 30 June 2019 includes contracted amounts for leases of premises under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated.

From 1 July 2019, the company has recognised right-of-use assets for these leases, except for short term and low-value leases, see note 1(w) for further information.

26.	RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 27.

Key management personnel

Disclosures relating to key management personnel are included in the Remuneration Report and note 22.

Transactions with related parties

There is no transaction occurred with related parties for financial year ended 30 June 2020 and financial year ended 30 June 2019.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

Page | 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2020%	30 June 2019%
Immutep USA Inc	USA	Ordinary	100	100
PRR Middle East FZ LLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

28.	EVENTS OCCURRING AFTER THE REPORTING DATE

On 4 August 2020, Ridgeback 37,144,524 unquoted warrants lapsed. These warrants were attached with the convertible notes issued to Capital Investments on 4 August 2015.

No other matter or circumstance has arisen since 30 June 2020, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

29.	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2020 $	30 June 2019 $
Loss after income tax expense for the year	(13,468,232)	(18,343,984)
Adjustments for:
Depreciation and amortisation	2,079,639	1,879,151
Share based payments	1,724,282	1,581,987
Changes in fair value of US investor warrants	(2,214,813)	(961,176)
US warrants transaction costs	—	236,887
Unrealised gain on exchange through the profit and loss	(200,784)	(330,951)
Net change in fair value of convertible note liability	1,146,406	996,875
Change in operating assets and liabilities:
Decrease/(Increase) in current receivables	1,900,434	(1,762,132)
Decrease/(Increase) in other operating assets	243,581	(44,052)
(Decrease)/Increase in trade and other payables	(2,126,001)	1,396,519
Increase in employee benefits	76,149	64,478

Net cash used in operating activities	(10,839,339)	(15,286,398)

Page | 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	EARNINGS PER SHARE

	Consolidated
	30 June 2020 $	30 June 2019 $
Loss after income tax attributable to the owners of Immutep Limited	(13,468,232)	(18,343,984)

	Number	(Restated)* Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	400,980,184	334,930,046
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	400,980,184	334,930,046

	Cents	(Restated)* Cents
Basic earnings per share	(3.36)	(5.48)
Diluted earnings per share	(3.36)	(5.48)

*

The Group updated the 2019 EPS figure to reflect the impact of both the share consolidation of 10 to 1 on 5 November 2019 and the bonus shares issue arising from the capital raising in the financial year ended 30 June 2020.

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2020 Number	30 June 2019 Number
Unlisted options	38,174,063	38,174,063
Convertible notes	90,109,406	82,626,981
Performance rights	11,837,560	4,941,785
Non-executive director performance rights	2,700,291	2,150,581
US warrants*	36,337,180	36,337,180

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

On 5 November 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.

Page | 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	SHARE-BASED PAYMENTS

(a)	Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.1 years.

Set out below are summarises of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

Financial year ended 30 June 2020

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
17 November 2017	0.240	1,666,667	—	(1,666,667)	—	—	—
28 November 2017	0.230	500,000	—	—	—	500,000	—
29 November 2017	0.230	2,000,001	—	(2,000,001)	—	—	—
2 October 2018	0.470	775,118	—	(387,558)	—	387,560	—
3 October 2019	0.260	—	4,500,000	—	—	4,500,000	—
1 November 2019	0.280	—	3,600,000	—	—	3,600,000	—
2 January 2020	0.260	—	2,850,000	—	—	2,850,000

		4,941,786	10,950,000	(4,054,226)	—	11,837,560	—

On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value have therefore been adjusted retrospectively for the share consolidation.

Page | 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	SHARE-BASED PAYMENTS (CONTINUED)

(a)	Executive Incentive Plan (EIP) (continued)

Financial year ended 30 June 2019

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
19 September 2014	0.044	2,757,353	—	—	(2,757,353)	—	—
19 September 2014	0.044	919,118	—	—	(919,118)	—	—
14 November 2014	0.038	9,191,177	—	—	(9,191,177)	—	—
14 November 2014	0.040	3,063,725	—	—	(3,063,725)	—	—
1 October 2015	0.060	600,000	—	—	(600,000)	—	—
1 October 2015	0.061	200,000	—	—	(200,000)	—	—
2 August 2017	0.020	3,900,000	—	(3,900,000)	—	—	—
17 November 2017	0.024	33,333,333	—	(16,666,667)	—	16,666,666	—
28 November 2017	0.023	15,000,000	—	(10,000,000)	—	5,000,000	—
29 November 2017	0.023	40,000,000	—	(20,000,000)	—	20,000,000	—
2 October 2018	0.047	—	7,751,152	—	—	7,751,152	—

		108,964,706	7,751,152	(50,566,667)	(16,731,373)	49,417,818	—

The fair value at grant date for short term incentive (STI) and long term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2020 included:

Grant date	3 October 2019	1 November 2019	2 January 2020
Share price at grant date	$0.260	$0.280	$0.260
Expected price volatility of the Company’s shares	61%	63%	59%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	0.61%	0.78%	0.88%

On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights and exercise price have therefore been adjusted retrospectively.

The model inputs for STI performance rights granted during the year ended 30 June 2019 included:

Grant date	28 September 2018
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	78%
Expected dividend yield	Nil
Risk-free interest rate	2.02%

Page | 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	SHARE-BASED PAYMENTS (CONTINUED)

(a)	Executive Incentive Plan (EIP) (continued)

There are no outstanding options under EIP at the beginning of the financial year 2020 and no option was granted during the year ended 30 June 2020.

There are no outstanding options under EIP at the beginning of the financial year 2019 and no option was granted during the year ended 30 June 2019.

Fair value of options granted

No options were granted during the year ended 30 June 2020 (2019 – Nil).

(b)	Performance rights issued to non-executive directors with shareholders’ approval

At the 2019 annual general meeting, shareholders approved the issue of 1,500,000 performance rights on a post consolidation basis to Peter Meyers in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.5 years.

Set out below are summaries of performance rights granted with shareholders’ approval

2020 Grant date	Type of performance right granted	Fair value*	Balance at start of the year Number*	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
25 November 2016	Director rights	0.380	547,274	—	(273,637)	—	273,637	—
17 November 2017	Director rights	0.210	853,307	—	(426,653)	—	426,654	—
16 November 2018	Director rights	0.390	750,000	—	(250,000)	—	500,000	—
1 November 2019	Director rights	0.280	—	1,500,000	—	—	1,500,000

Total			2,150,581	1,500,000	(950,290)	—	2,700,291	—

On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value have therefore been adjusted retrospectively for the share consolidation.

2019 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
25 November 2016	Director rights	0.038	8,209,101	—	(2,736,367)	—	5,472,734	—
17 November 2017	Director rights	0.021	13,272,356	—	(4,739,293)	—	8,533,063	—
16 November 2018	Director rights	0.039	—	10,000,000	(2,500,000)	—	7,500,000	—

Total			21,481,457	10,000,000	(9,975,660)	—	21,505,797	—

Page | 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	SHARE-BASED PAYMENTS (CONTINUED)

(b)	Performance rights issued to non-executive directors with shareholders’ approval (continued)

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2020 included:

Grant date	1 November 2019
Share price at grant date	$0.280
Expected price volatility of the Company’s shares	63%
Expected dividend yield	Nil
Risk-free interest rate	0.78%

The model inputs for STI performance rights granted during the year ended 30 June 2019 included:

Grant date	16 November 2018
Share price at grant date	$0.039
Expected price volatility of the Company’s shares	76%
Expected dividend yield	Nil
Risk-free interest rate	1.96%

(c)	Options issued to other parties

During the financial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 0.1 year.

Set out below is a summary of the options granted to both parties:

2020 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
31 July 2015	5 August 2020	0.235	37,144,524	—	—	—	37,144,524	37,144,524
31 July 2015	5 August 2021	0.248	847,600	—	—	—	847,600	847,600
30 October 2015	30 October 2020	0.568	79,311	—	—	—	79,311	79,311
7 March 2016	7 March 2021	0.398	102,628	—	—	—	102,628	102,628

Total			38,174,063				38,174,063	38,174,063

On 5 November 2019, there was a 10 to 1 share consolidation. The number of option and fair value have therefore been adjusted retrospectively for the share consolidation.

Fair value of options granted

No options were granted during the year ended 30 June 2020 (2019 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Page | 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	SHARE-BASED PAYMENTS (CONTINUED)

(d)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2020 $	30 June 2019 $
Employee share-based payment expense	1,724,282	1,581,987

	1,724,282	1,581,987

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

32.	PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2020 $	30 June 2019 $
Loss after income tax	(13,482,664)	(17,872,089)

Total comprehensive income	(13,482,664)	(17,872,089)

Statement of financial position

	Parent
	30 June 2020 $	30 June 2019 $
Total current assets	21,659,619	16,552,243
Total non current assets	20,539,720	17,596,298

Total assets	42,199,339	34,148,541

Total current liabilities	634,177	514,516
Total non current liabilities	10,970,720	11,813,178

Total liabilities	11,604,897	12,327,694

Equity
– Contributed equity	242,990,507	221,091,591
– Reserves	65,765,139	65,407,796
– Accumulated losses	(278,161,204)	(264,678,540)

Total equity	30,594,442	21,820,847

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 24 for details in relation to contingent liabilities as at 30 June 2020 and 30 June 2019.

Capital commitments – Property, plant, and equipment

The parent entity did not have any capital commitments for property, plant, and equipment at as 30 June 2020 and 30 June 2019.

Page | 73

DIRECTORS’ DECLARATION

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 27 to 73 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2020 and of its performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Dr Russell Howard

Chairman

Immutep Limited

Sydney

25 August 2020

Page | 74

Independent auditor’s report

To the members of Immutep Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 30 June 2020 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

•	the consolidated balance sheet as at 30 June 2020

•	the consolidated statement of comprehensive income for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies

•	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLE NSW 2300

T: +61 2 4925 1100, F: +61 2 4925 1199, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 75

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group is in the biotechnology industry and is involved in research and development activities focused on cancer immunotherapies. The Group’s corporate head office is located in Australia with research activities undertaken predominantly in Australia, France and Germany.

Materiality	Audit scope	Key audit matters

•  For the purpose of our audit we used overall Group materiality of $662,000, which represents approximately 5% of the Group’s loss before tax.

•  We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

•  We chose Group loss before tax because, in our view, it is the benchmark against which the performance of the Group is most commonly measured.

•  We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable quantitative loss related thresholds.

•  Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

•  The accounting processes are predominately performed by a Group finance function at the corporate head office in Sydney.

•  Amongst other relevant topics, we communicated the following key audit matters to the Audit and Risk Committee:

•  Assessment of impairment indicators on the carrying value of intellectual property intangible assets

•  Estimate of grant income

•  These are further described in the Key audit matters section of our report.

Page | 76

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context.

Key audit matter	How our audit addressed the key audit matter

Assessment of impairment indicators on the carrying value of intellectual property intangible assets

(refer to Note 3(d) and Note 11 to the financial report) [A$15.08m]

The Group continues to recognise intellectual property intangible assets that were acquired in previous years.

The Group considers annually if there are any impairment indicators that the intellectual property intangible assets are impaired. The main two impairment indicators that the Group considered were:

•  market capitalisation

•  the ongoing viability of the capitalised intellectual property through continuance of research activities and the status of collaboration agreements with third parties.

The Group’s assessment of impairment indicators on the carrying value of intellectual property intangible assets was a key audit matter because the intellectual property asset is the largest asset on the Group’s consolidated balance sheet and because of the inherent judgements involved in assessing the relevant indicators of impairment given the current COVID-19 environment and the research and development phase of operations of the Group.

We performed the following audit procedures, amongst others:

•  Developed an understanding of the key controls associated with the identification of impairment indicators.

•  Developed an understanding on the latest status of research activities and collaboration agreements with third parties utilising the intellectual property assets. We read through publicly available information and made inquiries with management and the board of directors, including the current impact of the COVID-19 global pandemic to ongoing research activities, to assess the adequacy of the Group’s review of impairment indicators for intellectual property assets.

•  Compared the market capitalisation of the Group as at 24 August 2020 to the net assets of the Group at 30 June 2020 and considered movement trends in the Group’s market capitalisation throughout the financial year.

•  Evaluated the adequacy of disclosures made by the Group in the financial report in view of the requirements of Australian Accounting Standards.

Estimate of grant income

(refer to the consolidated statement of comprehensive income and to notes
3(a) and 4 to the financial report) [A$5.97m]

A key stream income earned by the Group is grant income from governments in Australia and overseas, including Australian Research and Development Rebates and France’s Credit d’Impôt Recherche grants. This income is recognised based on operating costs that qualify for grant income.

This was a key audit matter because of the judgement required by the Group in assessing the appropriate grant income to recognise due to the complexity of the rules and regulations governing what operating costs qualify for grant income.

We performed the following audit procedures, amongst others:

•  Developed an understanding of each government body’s compliance requirements for approving grant income and the basis used by the Group to recognise this income.

•  Examined a sample of grant income transactions during the year to assess if they were appropriately recognised in accordance with the compliance requirements and supported by adequate documentation. Our examination also included comparing the amounts recognised to supporting evidence.

•  Compared the nature and classification of the research and development expenditure categorisations included in the current year to the prior year.

Page | 77

Key audit matter	How our audit addressed the key audit matter

•  Examined a sample of the eligible operating costs used to calculate the grant income to the expenditure recorded in the general ledger. Our examination also included comparing the amounts recognised to supporting evidence.

•  Recomputed the Group’s supporting calculations of accrued receivables for grant income. This included comparing the accrued receivables to previously approved grant income and to subsequent collections as applicable.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2020, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

Page | 78

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 13 to 21 of the directors’ report for the year ended 30 June 2020.

In our opinion, the remuneration report of Immutep Limited for the year ended 30 June 2020 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Caroline Mara	Newcastle
Partner	25 August 2020

Page | 79

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 14 August 2020.

There is a total of 487,630,938 ordinary fully paid shares on issue held by 12,038 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	2,889
1,001 – 5,000	3,867
5,001 – 10,000	1,716
10,001 – 100,000	3,064
100,001 – and over	502

Total	12,038

Holding less than a marketable parcel	5,017

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares held
Top 20 holders of ordinary shares	Number held	% of total shares Issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	151,830,820	31.136
NATIONAL NOMINEES LIMITED	32,027,769	6.568
MARC VOIGT	7,591,695	1.557
CITICORP NOMINEES PTY LIMITED	6,885,919	1.412
FREDERIC TRIEBEL	5,953,764	1.221
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	4,045,733	0.830
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	3,980,049	0.816
UBS NOMINEES PTY LTD	3,615,960	0.742
BNP PARIBAS NOMS PTY LTD <DRP>	3,375,624	0.692
DEANNE MILLER	2,963,892	0.608
MS LUCY TURNBULL	2,923,934	0.600
MACENROCK PTY LTD <MACENROCK S/F A/C>	2,800,670	0.574
CS THIRD NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 13 A/C>	2,488,148	0.510
MR MATTHEW CAUDLE	1,985,375	0.407
MR THOMAS TSCHEREPKO	1,950,000	0.400
M & HC PTY LTD <CAUDLE INVESTMENT A/C>	1,930,372	0.396
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED – A/C 2	1,674,450	0.343
MR RITCHIE JAY CAMPBELL	1,602,000	0.329
PETER MEYERS	1,500,758	0.308
HSBC CUSTODY NOMINEES	1,483,246	0.304

	242,610,178	49.753

Page | 80

SHAREHOLDER INFORMATION (CONTINUED)

Unquoted equity securities

Unquoted equity securities	Number on issue		Number of holders
Options and warrants	1,029,539		2
Warrants over NASDAQ listed American Depository Shares	36,337,180	*	7
Performance Rights	14,537,851		12
Convertible Notes	13,750,828		1

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

Substantial holders

Substantial holders in the company are set out below:

	Ordinary shares held
Substantial holder	Number held		% of total shares Issued
The Bank of New York Mellon Corporation (BNYM)	132,763,869	**	27.23%

**

Number of shareholdings of BNYM as at 23 July 2020. BNYM has a relevant Interest In 132,763,869 securities as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYMC Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated 29 April 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase In, voting power in securities held by BNYM as depositary under the ADR program.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.

Page | 81